UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF DECEMBER 2009
COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Resolution on Purchase of Investment Securities
     On December 14, 2009, the Board of Directors of SK Telecom Co., Ltd. (the “Company”) resolved to purchase investment securities, as follows:

1.	Issuer of Investment Securities	- Issuer: Hana Card Co., Ltd.
 - Representative Director: Lee, Kang Tae
 - Paid-in-capital: Won 300,000,000,000
 - Relationship with the Company: Major Shareholder (expected)
 - Number of issued and outstanding shares: 60,000,000 shares
 - Business: Credit card and related businesses

2.	Details of Purchase	- Number of shares to be purchased: 57,647,058
 - Purchase Price: Won 400,000,000,000
 - Paid-in-capital of the Company: Won 10,803,917,609,000
 - Ratio to paid-in-capital: 3.70%
- Conglomerate under the Korean Antitrust and Fair Trade Act: Yes

3.	Total number of shares owned and percentage after purchase	- Number of shares: 57,647,058 shares - Percentage of ownership: 49.00%

4.	Method of purchase	Acquisition of new shares to be issued by the Issuer

5.	Purpose of purchase	Provision of cross-over services between telecommunication and finance

6.	Expected date of purchase	February 25, 2010

7.	Reporting obligation for asset acquisition	Not applicable

8.	Back-door listing	Not applicable

9.	Back-door listing for the Issuer	Not applicable

10.	Date of Board Resolution	- December 14, 2009 - Independent Directors: 5 out of 5 in attendance - Audit Committee Members: In attendance

11.	Reporting required to Korea Fair Trade Commission	No

12.	Other noteworthy matters	- With regard to “6. Expected date of purchase,” the purchase of securities is subject to approvals by the Financial Services Commission and the Korea
 Fair Trade Commission and may not close if the conditions to closing are not satisfied.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)
By: /s/ Tae Jin Park
(Signature)
Name: Tae Jin Park
Title: Senior Vice President

Date: December 17, 2009

3